Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of an investor presentation which contains information regarding the proposed acquisition of Depomed, Inc. (“Depomed”) by Horizon Pharma plc (“Horizon Pharma”).

Horizon Pharma released the investor presentation on September 17, 2015.

Horizon Pharma plc

Acquisition of Depomed, Inc. Benefits and Considerations

September 2015

For Important Information About the Proposed Depomed Acquisition Please visit www.horizonanddepomed.com

Non-Confidential Information – Horizon Pharma plc

Forward-Looking Statements

This presentation contains forward-looking statements, including, but not limited to, statements related to Horizon’s offer to exchange its ordinary shares for all issued and outstanding shares of Depomed’s stock and the potential strategic and financial benefits thereof, the future financial performance and prospects of each of Horizon and Depomed, Horizon’s business strategy and plans and other statements that are not historical facts.

These forward-looking statements are based on Horizon’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon; if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon and Depomed, risks related to Horizon’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to the Horizon and Depomed’s businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Depomed’s respective filings and reports with the U.S. Securities and Exchange Commission. Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information except as required by applicable law or regulation.

For full prescribing information refer to product websites.

2	Non-Confidential Information – Horizon Pharma plc

Note Regarding Use of Non-GAAP Financial Measures

Horizon Pharma provides certain financial measures such as adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization, pro forma net sales adjusted for sales of certain products pre-acquisition and adjusted net income that include adjustments to GAAP figures. Adjustments to GAAP figures as well as EBITDA exclude acquisition transaction related expenses, loss on debt extinguishment, as well as non-cash items such as share-based compensation, depreciation and amortization, royalty accretion, non-cash interest expense, and other non-cash adjustments. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. In the case of pro forma net sales, the figures exclude net sales of orphan and oncology products and include net sales attributed to other companies that marketed certain products prior to their acquisition by Horizon Pharma or Depomed, as applicable.

Horizon Pharma believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Horizon Pharma’s and Depomed’s financial performance. The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of the Company’s operational results, trends and expectations, including in relation to Depomed. In addition, these non-GAAP financial measures are among the indicators Horizon Pharma’s management uses for planning and forecasting purposes and measuring the Company’s performance. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies. The Company has not provided a reconciliation of adjusted EBITDA or adjusted net income outlook for future periods to a net income (loss) outlook because certain items that are a component of net income (loss) but not part of adjusted EBITDA and/or adjusted net income, such as the gain (loss) on derivative revaluation associated with convertible senior notes, stock compensation, acquisition related expenses and certain purchase accounting items such as intangibles and step-up inventory, cannot be reasonably projected, either due to the significant impact of changes in Horizon Pharma’s or Depomed’s stock price on share-based compensation, the variability associated with acquisition related expenses due to timing and other factors.

3	Non-Confidential Information – Horizon Pharma plc

Horizon’s Offer to Acquire Depomed Is Compelling

For Both Depomed and Horizon Shareholders

1	60% Premium offer (1)
2	Pro forma ownership above Depomed’s relevant contribution
3	Horizon’s commercial model has potential to increase net sales
4	Sizable expected operating cost and tax synergies
5	Enhanced scale and financial flexibility expected
6	Major diversification of net sales
7	Horizon’s longer life products and development programs
8	Substantial reduction in key risks expected

9 Published analyst reports and investors we have spoken with are overwhelmingly supportive

10 Depomed continues to work against the best interests of shareholders

Significant and Immediate Adjusted EPS Accretion Expected

for Both Horizon and Depomed Shareholders

(1) Premium based on 15-day VWAP of Horizon’s stock as of August 12, 2015 and based on Depomed’s unaffected close price on July 6, 2015.

4	Non-Confidential Information – Horizon Pharma plc

① 60% Premium Offer [(1)]

Horizon Pharma Has Delivered A Compelling Offer

Fair and Compelling Offer

- **Offer delivers a compelling premium on a number of Depomed trading metrics**
- **Depomed's pre-offer, public market price is a reflection of the market perception of its inherent value**
- **Adjusting Depomed's pre-offer, public market price for subsequent trading performance of the NBI and S&P 500 indices implies a 40% and 41% premium, respectively**

Implied Premiums to Initial and Current Proposal

	Reference Price	Initial Public Proposal (7/7) $29.25	Revised Proposal (7/21) $33.00	Exchange Ratio Proposal [(2)] (8/13) $27.74
Implied Premium to Pre-Announce (July 6th)				
Pre-Announce	$20.64	42%	60%	34%
30-Day VWAP [(3)]	$21.41	37%	54%	30%
VWAP of Trades > $20.00 [(4)]	$22.87	28%	44%	21%
Premium to Pre-Announce + Index Performance Post Announce				
NBI Index	$19.79[(5)]	48%	67%	40%
S&P 500	$19.74[(6)]	48%	67%	41%

Notes: Unless otherwise noted, all premium figures based on $34.74 HZNP stock price and an exchange ratio of 0.95x.

(1) Premium based on 15-day VWAP of Horizon's stock as of August 12, 2015 and based on Depomed's unaffected close price on July 6, 2015, the day prior to the public announcement of the Horizon Pharma proposal.

(2) Based on current Horizon share price of $29.20 as of 9/15/2015 and exchange ratio of 0.95x. Exchange ratio was set based on $33.00 per share offer price for Depomed stock and 15-day[(2)] volume weighted average price (VWAP) of Horizon stock as of August 12th of $34.74, which implies a 60% premium.

(3) VWAP based on trading days.

(4) Based on daily closing price.

(5) Depomed pre-announce price ($20.64) + NBI Index price performance since 7/6 though 9/15 (-4.1%).

(6) Depomed pre-announce price ($20.64) + S&P 500 price performance since 7/6 through 9/15 (-4.4%).

5

Non-Confidential Information – Horizon Pharma plc

HORIZON

② Pro Forma Ownership Above Depomed's Relevant Contribution

We Believe Adjusted Net Income is the *Only Relevant Metric* as Revenue and EBITDA Contribution Fail to Take Into Account the Impact of a Higher Cost of Capital and a Higher Tax Basis



Pro Forma Depomed Ownership
Pro Forma Adjusted Net Income Contribution(3)
(approximates after-tax cash flow contribution)
40%
30%
20%
10%
0%
32%
37%
25%
27%
27%
August 13 Proposal (1)
August 13 Proposal w/Debt Payoff (1) (2)
2016E
2017E
2018E

(1) With respect to Horizon ownership, based on 173mm shares as of August 15, 2015, including outstanding restricted stock units at full value, eligible performance stock units based on then-current achievement of performance vesting metrics, settlement of outstanding options and warrants using the treasury stock method, and no shares issued upon conversion of exchangeable notes (based on Horizon expectation to settle notes using future sources of cash upon maturity or earlier conversion). With respect to Depomed ownership, based on Horizon estimate from public filings of 85mm shares, including outstanding restricted stock units at full value, settlement of options using treasury stock method, and 19.2mm shares issued upon settlement of convertible notes (assuming note holders convert upon make-whole fundamental change and Depomed settles exclusively in shares).

(2) For illustrative purposes only, based on 21mm shares issued to settle $575mm term loan and related make whole at $33.00 per share of Depomed stock, if Depomed and the lenders agreed to repayment in equity.

(3) Depomed 2016E-2018E Adjusted Net Income of $105mm, $145mm, and $174mm; Horizon 2016E-2018E Adjusted Net Income $318mm, $402mm, and $462mm, which are based on median estimates from Bloomberg and Wall Street research reports available to Horizon published since each company released Q2 2015 earnings (8/07/15 for Horizon and 7/29/15 for Depomed).

6

Non-Confidential Information – Horizon Pharma plc

HORIZON

Horizon’s Commercial Model Has Potential to Increase Net Sales

3

UCYNTA Re-Launch Results To Date Are In Our View Uninspiring

At Week 12 Post Re-Launch, PENNSAID 2% TRx Were up 306% and VIMOVO TRx Were up 18%, While NUCYNTA IR and ER are up Only 3% and 15%, respectively

% Change TRx % Change vs. Re-Launch Week

350%

+306%

250%

150%

35%

25%

+18%

15% +15%

5% +3%

-5%

0 1 2 3 4 5 6 7 8 9 10 11 12

Week from Launch / Re-Launch

PENNSAID 2% VIMOVO NUCYNTA ER NUCYNTA IR

Shouldn’t the Dedicated Efforts of 275 Sales Reps Generate Better Prescription Growth?

Source: IMS NPA Weekly.

Note: Re-launch dates as follows: VIMOVO 1/3/2014; PENNSAID 2% 1/2/2015; NUCYNTA IR/ER 6/12/2015 per Depomed Corporate Presentation dated September 15, 2015 (transaction closed on April 2, 2015).

7	Non-Confidential Information – Horizon Pharma plc

Horizon’s Commercial Model Has Potential to Increase Net Sales

3

UCYNTA Re-Launch Results To Date Are In Our View Uninspiring

Year-Over-Year Weekly TRx % Increase Since NUCYNTA Re-Launch Date

% Change

550%

500%

450%

400%

150%

100%

50%

0%

-50%

6/12/15 6/19/15 6/26/15 7/3/15 7/10/15 7/17/15 7/24/15 7/31/15 8/7/15 8/14/15 8/21/15 8/28/15 9/4/15

DUEXIS PENNSAID 2% VIMOVO NUCYNTA ER NUCYNTA IR

In the Period Since the NUCYNTA Re-Launch Date of 6/12 to 9/4, Total Prescriptions for PENNSAID 2% is up 454%, DUEXIS is up 121%, VIMOVO is up 42%, but NUCYNTA ER is up Only 8% and NUCYNTA IR is Down 5% Year-Over-Year

Source: IMS NPA Weekly.

Note: Re-launch for NUCYNTA IR/ER 6/12/2015 per Depomed Corporate Presentation dated September 15, 2015 (transaction closed on April 2, 2015).

8	Non-Confidential Information – Horizon Pharma plc

Horizon’s Commercial Model Has Potential to Increase Net Sales

3

se Study: Horizon vs. Depomed Growth Excluding NUCYNTA

HZNP +42% vs DEPO -4% HZNP +35% vs DEPO +5% TRx Growth: 1H 2015 vs. 2H 2014 (1)(2) Net Sales Growth: 1H 2015 vs. 2H 2014 (1)(2)

Prescriptions Net Sales

501,327 $211

$157

352,36

243,389 234,515

$60 $62

HZNP HZNP DEPO DEPO HZNP HZNP DEPO DEPO

2H 2014 1H 2015 2H 2014 1H 2015 2H 2014 1H 2015 2H 2014 1H 2015

DUEXIS PENNSAID 2%(3) RAYOS VIMOVO CAMBIA GRALISE ZIPSOR

Source: IMS NPA Monthly; Horizon Pharma and Depomed quarterly and annual filings.

(1)	Excludes NUCYNTA, and the Orphan and Oncology businesses (LAZANDA,ACTIMMUNE,BUPHENYL, and RAVICITI).
(2)	PENNSAID2% was marketed by Mallinckrodt during 2014.

(3) Net sales estimate based on Nuvo Research reported royalties paid to Mallinckrodt noted in their annual and quarterly reports.

9 Non-Confidential Information – Horizon Pharma plc

3	Horizon’s Commercial Model Has Potential to Increase Net Sales

se Study: Horizon vs. Depomed Growth Including NUCYNTA

HZNP +42% vs DEPO -4% HZNP +35% vs DEPO +13%

TRx Growth: 1H 2015 vs. 2H 2014 (1)(2) Net Sales Growth: 1H 2015 vs. 2H 2014 (1)(2)

Prescriptions Net Sales

656,857 $211

630,493

501,327 $157 $164

$146

352,361

HZNP HZNP DEPO DEPO HZNP HZNP DEPO DEPO

2H 2014 1H 2015 2H 2014 1H 2015 2H 2014 1H 2015 2H 2014 1H 2015

DUEXIS PENNSAID 2%(3) RAYOS VIMOVO CAMBIA GRALISE NUCYNTA IR / ER (4) ZIPSOR

Source: IMS NPA Monthly; Horizon Pharma and Depomed quarterly and annual filings.

(1)	Excludes the Orphan and Oncology businesses (LAZANDA,ACTIMMUNE, RAVICITI and BUPHENYL).
(2)	PENNSAID2% was marketed by Mallinckrodt during 2014; NUCYNTA was marketed by Janssen during 2014and Q1 2015.

(3) Net sales estimate based on Nuvo Research reported royalties paid to Mallinckrodt noted in their annual and quarterly reports.

(4) FY2014actual net sales (DEPO4/2/20158-K)is pro rated among the 2014quarters based on TRx IMS volume. Q1 2015 actual net sales from 8-K.

10 Non-Confidential Information – Horizon Pharma plc

Horizon’s Commercial Model Has Potential to Increase Net Sales

3

NNSAID 2% Demonstrates the Power of Horizon’s Model

Transaction Highlights Net Sales

• Acquired in October 2014 from $35.0

Nuvo Research for $45mm $29.4

$30.0

• Immediate and rapid growth in

PENNSAID 2% prescriptions and $25.0

sales

Millions) $20.0 $18.2

• Maximizing value through price

and lower patient co-pay In $15.0 $13.5

$

(

• $48mm in net sales in 1H 2015

$10.0

• Added 6 new Orange Book

listed patents since the $5.0

acquisition, extending patent

life to 2030 (2) $-

2014 (1) 1Q:15 2Q:15

Example of Horizon Growing Acquired Medicines Quickly

Estimated based on Nuvo Research reported royalties from Mallinckrodt.

Includes allowed patents announced on 8/27/15 and 9/2/2015 that are not yet listed.

11 Non-Confidential Information – Horizon Pharma plc

Harizon’s Commercial Model Has Potential to Increase Net Sales

3

MOVO Demonstrates the Power of Horizon’s Model

Transaction Highlights

Acquired in November 2013 from AstraZeneca for $35mm

Immediate and rapid growth in VIMOVO prescriptions and net sales

Maximizing value through price and lower patient co-pay

$163mm in net sales in 2014

Added 4 new Orange Book listed patents since acquisition, extending patent life to 2031 (2)

Example of Horizon Growing Acquired Medicines Quickly

AstraZeneca 2013 Annual Report.

Includes allowed patent announced on 8/20/15 that is not yet listed.

12 Non-Confidential Information – Horizon Pharma plc

Harizon’s Commercial Model Has Potential to Increase Net Sales

3

ME has been Successful in Driving Script Growth

Activating PME Throughout U.S. is Optimizing Operations and Ensuring High Level of Customer Service

% of TRx Filled via PME IMS TRxs% of TRx Filled via PME IMS TRxs% of TRx Filled via PME IMS TRxs

(4 Week Average)(4 Week Average) (4 Week Average)(4 Week Average)(4 Week Average)(4 Week Average)

80% 14,000 70% 10,000 90% 9,000

DUEXIS—% PME Penetration VIMOVO—% PME Penetration PENNSAID 2%—% PME Penetration

DUEXIS—IMS TRx VIMOVO—IMS TRx PENNSAID 2%—IMS TRx

9,000

70% 80% 8,000

12,000 60%

8,000

70% 7,000

60%

10,000 50% 7,000

60% 6,000

50%

6,000

8,000 40%

50% 5,000

40% 5,000

6,000 30% 40% 4,000

4,000

30%

30% 3,000

4,000 20% 3,000

20%

2,000 20% 2,000

2,000 10%

10% Exclusion Lists Exclusion Lists

Effective Date Effective Date 1,000 10% 1,000

0% 0 0% 0 0% 0

2/14/14 3/14/14 4/11/14 5/9/14 6/6/14 7/4/14 8/1/14 8/29/14 9/26/14 10/24/14 11/21/14 12/19/14 1/16/15 2/13/15 3/13/15 4/10/15 5/8/15 6/5/15 7/3/15 7/31/15 8/28/15 2/14/14 3/14/14 4/11/14 5/9/14 6/6/14 7/4/14 8/1/14 8/29/14 9/26/14 10/24/14 11/21/14 12/19/14 1/16/15 2/13/15 3/13/15 4/10/15 5/8/15 6/5/15 7/3/15 7/31/15 8/28/15 1/30/15 2/27/15 3/27/15 4/24/15 5/22/15 6/19/15 7/17/15 8/14/15

Source: IMS NPA, PSKW Data, PME Pharmacy Data.

Exclusion list effective date.

13 Non-Confidential Information – Horizon Pharma plc

Harizon’s Commercial Model Has Potential to Increase Net Sales

3(1)

rrent Depomed Commercial Structure

Pain / Neurology Oncology

275 Sales Reps 24 Sales Reps

(1)	Source: Depomed Corporate Presentation dated September 15, 2015.

14 Non-Confidential Information – Horizon Pharma plc

Harizon’s Commercial Model Has Potential to Increase Net Sales

3

anned Structure Provides a Larger, More Focused Sales Force

Pain / Neurology Specialty Primary Care Orphan Diseases

Rheumatology

40	Sales Reps

Oncology

24	Sales Reps

Neurology

14 Clinical Science

290 Sales Reps 40 Sales Reps 325 Sales Reps Associates

55 Additional Sales Reps to Market NUCYNTA, GRALISE and CAMBIA

15 Non-Confidential Information – Horizon Pharma plc

4Sizable Expected Operating Cost and Tax Synergies

Operational Synergies (1)

We believe that the costs of operating Depomed’s existing business could be significantly reduced through the elimination of certain general and administrative costs, including consolidation of locations, reductions in headcount and elimination of duplicate external costs, including public company expenses

“Given the broader platform, larger anticipated rep base and re-price potential we think HZNP could drive upside. NUCYNTA is the biggest value driver with each 500 bps of annual TRx growth through 2022E driving +$3 in NPV (and opportunity in other products). Other synergy opportunities are to refinance the 10.75% debt, cut G&A and lower the full DEPO tax rate.”

RBC, July 8, 2015, Depomed

Note: Permission to use quoted material was neither sought nor obtained. (1) Based on Horizon’s internal estimates and plans.

Tax Synergies

Horizon expects combined company tax rate to be in the mid-single digits, increasing to the low-teens over the next five years

“DEPO should have a long term tax rate in the high 30’s.”

Piper Jaffray, July 7, 2015, Depomed

“DEPO pays a corporate tax rate of 37% and

HZNP of course has a tax-advantaged corporate structure in place.”

Piper Jaffray, July 7, 2015, Depomed

16 Non-Confidential Information – Horizon Pharma plc

⑤ Enhanced Scale & Financial Flexibility Expected

- We believe the combined business will be larger, more diversified and better positioned to accelerate growth
- Horizon expects the combination would provide additional financial flexibility and increased free cash flow, enhanced access to the capital markets and considerably lower borrowing costs

	Standalone Horizon	Standalone Depomed	Pro Forma Company
2015E Net Sales (1)	\$660 - \$680mm	\$320 - \$340mm	\$980 - \$1,020mm
2015E Adj. EBITDA (1)	\$265 - \$280mm	\$95 - \$110mm	\$360 - \$390mm
Sales Reps (1)	~385	~300	700+
Market Cap (2)	\$4.6bn	\$1.7bn	~\$6.3bn
Total Debt / 2015E Adj. EBITDA (1) (3)	~4.7x	~9.0x	~3.9x
Average Borrowing Interest Rate (4)	5.65%	10.75%	~5.50% - 5.75%

(1) Standalone amounts based on Horizon management guidance in the Q2 2015 Earnings Press Release dated August 7, 2015 and Depomed management guidance in stated in their Corporate Presentation dated September 15, 2015. Pro forma amounts are the sum of such standalone amounts.
(2) Market data as of 9/15/2015 assuming Horizon 159.2mm basic shares outstanding and stock price of \$29.20 and Depomed 60.3 basic shares outstanding and stock price of \$27.85.
(3) Represents total debt / 2015 estimated Adjusted EBITDA. Based on current Depomed debt of \$920mm and Adjusted EBITDA of \$102.5mm (midpoint of Depomed guidance) and Horizon debt of \$1,275mm and adjusted EBITDA of \$272.5mm (midpoint of Horizon guidance). Pro forma assumes retirement of Depomed \$575mm debt facility, retirement of the \$345mm convertible debt and \$175mm in incremental senior term loan. By this presentation, Horizon is not confirming or updating prior financial guidance.
(4) Based on latest pure debt financings excluding convertible debt. Includes HZNP \$400mm term loan at 4.5% and \$475mm high yield note at 6.625%. Includes DEPO term loan at 10.75%.

17
Non-Confidential Information – Horizon Pharma plc
HORIZON

Major Diversification of Net Sales

6

duced Reliance on NUCYNTA

Currently NUCYNTA accounts for 60% of Depomed’s net sales (1)

Pro forma, no single medicine would comprise more than 21% of net sales (1)

DEPO % of Net Sales By Medicine (1) Pro Forma Combined % of Net Sales

By Medicine (1)

4% 2% 1% 1%

4% 3%

7%

21%

7% 7%

8%

22% 17%

60% 10%

11% 15%

NUCYNTA GRALISE CAMBIA ZIPSOR LAZANDA

DUEXIS VIMOVO ACTIMMUNE PENNSAID 2% RAVICTI BUPHENYL RAYOS

(1)	Source: Horizon Pharma and Depomed Q2 2015 10-Q, as applicable.

18 Non-Confidential Information – Horizon Pharma plc

Horizon’s Longer Life Products and Development Programs

7

rizon Patent Terms Extend Well Beyond 2025 Cliff for Depomed Products

50% of Horizon’s 2Q 2015 Net Sales Were From Medicines With Patent Terms Beyond 2025

Depomed ?

Year 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032

Pharma

Horizon

19 Non-Confidential Information – Horizon Pharma plc

Horizon’s Longer Life Products and Development Programs

7

Horizon Aggressively Augments Acquired IP with Additional Filings…

Initial IP Position IP Today

No Orange Book (OB) 6 OB listed patents

listed patents at • Settled Par litigation by granting a right to approval market beginning January 1, 2023

• 4 allowed and 9 OB listed patents with

1 allowed and 6 OB protection to 2030

listed patents at • Settled Paddock (Perrigo) litigation by

acquisition in 4Q 2014 granting a right to market beginning January

10, 2029

2 OB listable patents at 1 allowed and 6 OB listed patents with acquisition in 2Q 2010 protection to at least 2024

2 OB listed patents 1 allowed, 5 listed OB patents (excluding

(excluding esomeprazole esomeprazole patents) and 1 process patent patents) with protection to at least 2031

20 Non-Confidential Information – Horizon Pharma plc

Horizon’s Longer Life Products and Development Programs

7

while Strengthening IP for Orphan Medicines

Initial IP Position IP Today

2 U.S. patents 2 U.S. patents extending to 2022; perpetual

extending to 2022; Genentech know-how license

perpetual Genentech • Orphan Drug Designation in October 2014 for

know-how license FA

3 OB listed patents 1 allowed and 3 OB listed patents with

with protection to

protection to 2032

2032

21 Non-Confidential Information – Horizon Pharma plc

⑦ Horizon's Longer Life Products and Development Programs

Depomed In Our View Would Benefit from Horizon's Development Programs

ACTIMMUNE in FA
Potential $500 to $1B Opportunity (1)

- Friedreich's Ataxia (FA), a debilitating, life-shortening, ultra-orphan disorder with no FDA approved treatment
- Prevalence of ~3,700 U.S. patients (2)
- 2,400 patients in Friedreich's Ataxia Research Alliance (FARA) registry (1,400 in the U.S.) (2)
- No FDA approved treatment
- Started pivotal Phase 3 study on June 5, 2015

ACTIMMUNE
Additional Potential Indications

- Co-therapy with PD-1/PD-L1 inhibitors
- Autosomal Dominant Osteopetrosis (ADO) and intermediate forms: ~ 600 to 1,600 patients in the U.S.

(1) Based on patient population estimates from the Friedreich's Ataxia Research Alliance (FARA) and ACTIMMUNE sales price.
(2) FARA as of September 2015.

22

Non-Confidential Information – Horizon Pharma plc

HORIZON

Horizon’s Longer Life Products and Development Programs

7

Depomed In Our View Would Benefit from Horizon’s Development Programs

DEPOMED R&D Opportunity?

Milestone & royalty agreement related to IW-3718 with Ironwood

Milestone & single digit royalty agreement related to Xartemis XR and MNK-155 with Mallinckrodt

Both medicines have been abandoned by Mallinckrodt

“…called MNK-155, and it’s a combination product of hydrocodone and acetaminophen with similar technology to that of XARTEMIS XR. And again, it would be focused on the office space pain marketplace, which, as I mentioned, is not really a strategic focus for us going forward.”

- Mark Trudeau

CEO Mallinckrodt, August 4, 2015

“We had been evaluating the performance of XARTEMIS XR. And certainly, as the company has changed its focus to autoimmune rare diseases in the hospital sector, our emphasis on the office space pain activities has certainly been less strategic. And so in light of that change in strategic direction, coupled with the performance of XARTEMIS XR, as of June, we have discontinued promotion of XARTEMIS XR, and we’re considering a number of different strategic alternatives for that product.”

- Mark Trudeau

CEO Mallinckrodt, August 4, 2015

Note: Permission to use quoted material was neither sought nor obtained.

23 Non-Confidential Information – Horizon Pharma plc

Substantial Reduction in Key Risks Expected

8

pomed’s Business is Less Diversified and Highly Leveraged

$ in millions

Specialty Primary Care Orphan Pain

Diversified Product

Portfolio

Patent Terms on

Patent terms beyond 2025! Patent terms beyond 2025?

Marketed Products

Orphan Platform ? X

Potential $500M to $1B for

Pipeline ????

ACTIMMUNE in FA Alone (2)

Significant capacity: Reduced due to high debt levels:

M&A Capacity(1)

4.6x	leverage 9.0x leverage

(1) Represents total debt / 2015 estimated adjusted EBITDA. Based on current Depomed debt of $920mm and estimated 2015 adjusted EBITDA of $102.5mm (midpoint of Depomed guidance) and

Horizon debt of $1,275mm and estimated 2015 adjusted EBITDA of $272.5mm (midpoint of Horizon guidance). By this presentation, we are neither confirming nor updating prior guidance.

(2) Based on patient population estimates from the Friedreich’s Ataxia Research Alliance (FARA) and current ACTIMMUNE sales price.

24 Non-Confidential Information – Horizon Pharma plc

Published Analyst Reports and Investors That We Have Spoken

9

With Are Overwhelmingly Supportive

“Viewing the proposed Depomed transaction within that broader context of Horizon’s evolution, we believe this transaction makes exceedingly good strategic sense, is nicely value creating and provides enhanced and durable diversification.”

Cowen, Horizon

“We continue to view a HZNP-DEPO combination as attractive, and believe HZNP has made a strong case to DEPO shareholders.”

Stifel, Horizon

“Per our earlier note, we believe the asset is worth more in the hands of Horizon given the greater S&M resources Horizon could provide, cost savings opportunity, ability to refinance the 10.75% debt and expected reduction of the tax burden.”

RBC, Depomed

“The debate whether Depomed overpaid for Nucynta is yet to be determined, but we believe this is a growth product and the numbers work better within Horizon with the significant tax advantages.”

Guggenheim, Horizon

“Perception that this deal may not generate an adequate amount of synergies to be attractive does not make sense to us. If we looked through Horizon’s past deal transaction history, none was built on cost cutting—rather all were based on generating revenue upside from increased promotion and better pharmacy pull through. We see the Depomed deal as being no different.”

Leerink, Depomed

As of 6/30/2015, Horizon Shareholders Owned 66%(1) of Depomed’s Outstanding Shares

Source: Wall Street Research.

Note: Permission to use quoted material was neither sought nor obtained.

(1)	Factset and NASDAQ.

25 Non-Confidential Information – Horizon Pharma plc

Published Analyst Reports and Investors That We Have Spoken

9

With Are Overwhelmingly Supportive

350% 333%

300% 269%

250%

200% 168%

150%

113%

100%

45%

50% 28%

0%

YTD 1 -Year 3-Year

Source: Bloomberg.

(1) Based on Depomed’s unaffected stock price of $20.64 as of July 6, 2015, the day prior to the announcement of the Horizon Pharma proposal. Horizon Pharma stock price of $34.54 as of July 6, 2015.

26 Non-Confidential Information – Horizon Pharma plc

Depomed Continues to Work Against the Best Interests of

10

Shareholders

Horizon attempted to engage Depomed numerous times and through intermediaries

Each attempt has been rebuffed without meaningful engagement

Depomed’s Management continues to reject a 60%+ premium (1)

Depomed has yet to explain and quantify how it plans to increase shareholder value to the level of Horizon’s offer

Depomed’s Management credited themselves with a 200% 2014 bonus multiplier related to NUCYNTA when the transaction closed in April 2015

The amounts were considered by the compensation committee on January 15th and final executive compensation determinations were made on February 4th (2)

The transaction was not announced until January 15, 2015 and the deal didn’t close until April 2, 2015

Premium based on 15-day VWAP of Horizon’s stock as of August 12, 2015 and based on Depomed’s unaffected close price on July 6, 2015.

Depomed 14a filed on April 6, 2015.

27 Non-Confidential Information – Horizon Pharma plc

Depomed Continues to Work Against the Best Interests of

10

Shareholders

Horizon Pharma believes that Depomed will do whatever it can to delay

Depomed’s shareholders from expressing their views on Horizon Pharma’s proposals

On July 12th, Depomed’s board adopted the Poison Pill

That same day, Depomed’s board amended the Depomed bylaws to allow the

Depomed board to delay any special meeting of Depomed shareholders to vote on any Horizon Pharma proposals for almost five months

On August 21st, Depomed informed Horizon Pharma that it was not allowing Horizon Pharma to hold a single special meeting to hear all of its proposals without incurring further delays

On August 31st, Depomed informed Horizon Pharma that it had set the record date for determining shareholders eligible to call the first special meeting as October 29, 2015, 87 days after the initial request and the SECOND TO LAST possible day that it could under the Depomed bylaws

On September 15th, Depomed informed Horizon Pharma that it had set the record date for determining shareholders eligible to call the second special meeting as November 13, 2015, 86 days after the initial request and the THIRD TO LAST possible day it could under the Depomed bylaws

28 Non-Confidential Information – Horizon Pharma plc

Depomed Continues to Work Against the Best Interests of

10

Shareholders

Absent the Poison Pill and the most recent Depomed bylaw amendments, any Depomed shareholder(s) owning 10% or more of the shares could have called a special meeting to hear Horizon Pharma’s proposals without incurring associated delays

Special meeting request could have happened July 9th and the special meeting would have already been called

29 Non-Confidential Information – Horizon Pharma plc

Actions to Date in Furtherance of Our Efforts to Acquire Depomed

On September 8th, commenced an exchange offer to acquire all of Depomed’s common shares

On September 8th, filed definitive Solicitation Materials to call for two Special Meetings of Depomed shareholders as follows(1):

– Meeting One: Removal of Depomed’s directors and recession of the most recent

Depomed bylaw changes

• Request Record Date set by Depomed as October 29th

– Meeting Two: Election of the new slate of directors

• Request Record Date set by Depomed as November 13th

Solicitation commenced on September 8th

Horizon Pharma purchased 2.25 million shares of Depomed common stock representing approximately 3.73% of such shares outstanding

On August 3rd, Horizon Pharma filed a lawsuit challenging legality of the Poison Pill and most recent Depomed bylaw changes

– The Court has set a hearing date of November 5, 2015

Depomed ignored Horizon’s request to set the same Request Record Date for both Meeting one and Meeting two to ensure that the same group of shareholders is entitled to call both of the Special Meetings and that Horizon is able to call the Special Meetings as of dates that are close in time, if not the same day, under the Company’s shareholder-called special meeting process without delaying the calling of Meeting one.

30 Non-Confidential Information – Horizon Pharma plc

Events Expected to Occur in the Next Several Months

Special Meetings Oct 29th Nov 13th

#1 Removal and Bylaw Special Meeting Request Special Meeting Request

Amendments Record Date Meeting #1 Record Date Meeting #2

#2 Election of Directors

Special Special TBD

Meeting #1 Meeting #2 Special Meeting #1

Request Request

September October November December January

Sept 8th Sept 14th Nov 6th TBD

Exchange offer made DEPO 14D-9 Exchange offer Special Meeting #2 and Proxy Solicitation Response filed expires(1)

commenced

31 Non-Confidential Information – Horizon Pharma plc

What We are Asking You to Do Now (1)

Tender White and Blue Proxy Cards to call for the two Special Meetings of shareholders

Meeting One: Removal of Depomed’s directors and rescission of the most recent bylaw changes (White Proxy Card)

– Meeting Two: Election of the new slate of directors (Blue Proxy Card)

Tender your Depomed shares into the offer in exchange for 0.95x Horizon Pharma shares for every Depomed share

(1)	Please review the full solicitation materials and additional information at www.horizonanddepomed.com.

32 Non-Confidential Information – Horizon Pharma plc

Key Transaction Events to Date

August 31st

Depomed sets request for Meeting One record date for October 29th

September 15th

Depomed sets request for Meeting Two record date for November 13th

March May June July August Sept.

May 27th July 7th July 21st August 13th

Horizon offers Horizon publicly announces Horizon publicly Horizon publicly fixes September 8th

Depomed $29.25 / proposal of $29.25 / share increases its offer exchange ratio, offering Horizon files exchange offer and share all-stock all-stock transaction price from $29.25 to 0.95x HZNP shares for definitive solicitation materials to transaction $33.00 / share each DEPO share in an call for special shareholders

FIRST OFFER (PUBLIC) all stock offer, equal to meeting with the SEC and files HSR

FIRST OFFER (PRIVATE) THIRD OFFER (PUBLIC) $33.00 per share based

July 13th on 15-day VWAP as of September 14th

Depomed announces adoption of poison- August 12, 2015

Depomed files revocation

pill / amendment of bylaws to extend time

to call a special shareholder meeting FOURTH OFFER (PUBLIC) statement and 14D-9

After 6 months of attempts at initiating discussions and multiple increased offers, Depomed has continued to refuse to have any meaningful discussions about a transaction

33 Non-Confidential Information – Horizon Pharma plc

Summary of Key Exchange Offer Terms

Offer and Consideration	• 0.95x exchange ratio of Horizon Pharma shares for every Depomed share • Exchange ratio was set based on $33.00 per share offer price for Depomed stock and 15-day (1) volume weighted average price (VWAP) of Horizon stock as of August 12th (2) of $34.74 • Offer expires on November 6, 2015 unless extended by Horizon
Implied Premium & Ownership	• Depomed shareholders' would have a pro forma ownership of 32.2% of combined company on an outstanding share basis, a pro forma ownership of 31.7% on a fully diluted basis (3) and a pro forma ownership of 36.7% (4) on a fully diluted basis if the $575mm Depomed Term Loan were settled in shares • 60% premium (5) to $20.64, Depomed's unaffected close on July 6, 2015 • 54% premium (5) to $21.41, Depomed's 30-day(1) VWAP prior to July 6, 2015 (6)

(1) VWAPs based on trading days.
(2) August 12, 2015 was the day before Horizon Pharma confirmed the exchange ratio for the proposal
(3) With respect to Horizon ownership, based on 173mm shares as of August 15, 2015, including outstanding restricted stock units at full value, eligible performance stock units based on then-current achievement of performance vesting metrics, settlement of outstanding options and warrants using the treasury stock method, and no shares issued upon conversion of exchangeable notes (based on Horizon expectation to settle notes using future sources of cash upon maturity or earlier conversion). With respect to Depomed ownership, based on Horizon estimate from public filings of 85mm shares, including outstanding restricted stock units at full value, settlement of options using treasury stock method, and 19.2mm shares issued upon settlement of convertible notes (assuming note holders convert upon make-whole fundamental change and Depomed settles exclusively in shares).
(4) For illustrative purposes only, based on 21mm shares issued to settle $575mm term loan and related make whole at an assumed 0.95x exchange ratio, if Depomed and the lenders agreed to repayment in equity.
(5) Premium based on 15-day VWAP of Horizon's stock as of August 12, 2015.
(6) July 6, 2015 was the day prior to the public announcement of the Horizon Pharma proposal.

34

Non-Confidential Information – Horizon Pharma plc

HORIZON PHARMA

Summary of Key Exchange Offer Terms

· Rescission of Poison Pill

– Hearing on the legality of the Poison Pill to be held on November 5th

· Due diligence

· Horizon shareholder approval

– Filed a preliminary proxy for a Special Meeting of Horizon Shareholders on

Exchange September 11th

Offer · Competition law approvals

Conditions – Filed for Hart-Scot-Rodino (HSR) approval on September 8th

· Minimum tender of Depomed shares

· Registration and listing of newly issued Horizon Pharma shares

· No restraints and no material adverse event

· Other customary conditions

35 Non-Confidential Information – Horizon Pharma plc

Horizon’s Offer to Acquire Depomed Is Compelling

For Both Depomed and Horizon Shareholders

1	60% Premium offer (1)
2	Pro forma ownership above Depomed’s relevant contribution
3	Horizon’s commercial model has potential to increase net sales
4	Sizable expected operating cost and tax synergies
5	Enhanced scale and financial flexibility expected
6	Major diversification of net sales
7	Horizon’s longer life products and development programs
8	Substantial reduction in key risks expected

9 Published analyst reports and investors we have spoken with are overwhelmingly supportive

10 Depomed continues to work against the best interests of shareholders

Significant and Immediate Adjusted EPS Accretion Expected

for Both Horizon and Depomed Shareholders

(1) Premium based on 15-day VWAP of Horizon’s stock as of August 12, 2015 and based on Depomed’s unaffected close price on July 6, 2015.

36 Non-Confidential Information – Horizon Pharma plc

Additional Informatin

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC. This communication also relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call two special shareholders meetings to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below). On September 8 2015, Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related special meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more supplements to the Special Meetings Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meetings or any registration statement, prospectus, proxy statement, Exchange Offer Document or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.

INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE AND BLUE PROXY CARDS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETINGS AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED, AS APPLICABLE.

If your shares are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Only your broker or other nominee, as the holder of record of your shares, may submit (i) a WHITE proxy card to join us in calling a special meeting to consider and vote on proposals for removing the current Depomed board of directors and for amending the Depomed bylaws and/or (ii) a BLUE proxy card to join us in calling a second special meeting to elect a slate of Horizon’s nominees to the Depomed board of directors contingent on the current directors being removed, and your bank, broker or other nominee may do so only with your specific instructions to do so. YOUR BANK, BROKER OR OTHER NOMINEE HAS PROVIDED YOU WITH A SINGLE VOTING INSTRUCTION FORM FOR PURPOSES OF VOTING ON THE MATTERS SET FORTH IN BOTH THE WHITE PROXY CARD AND THE BLUE PROXY CARD. PLEASE READ AND FOLLOW SUCH SINGLE VOTING INSTRUCTION FORM CAREFULLY IF YOU WISH TO JOIN US IN CALLING ONE OR BOTH OF THE SPECIAL MEETINGS. PLEASE NOTE THAT THE SINGLE VOTING INSTRUCTION FORM PERMITS BENEFICIAL OWNERS TO “ABSTAIN” FROM VOTING ON THE MATTERS SET FORTH ON THE WHITE AND BLUE PROXY CARDS; IF YOU, AS A BENEFICIAL OWNER SO ABSTAIN ON EITHER OR BOTH PROXY CARDS, YOUR ABSTENTION WILL RESULT IN YOUR SHARES NOT BEING COUNTED TOWARDS OUR OBTAINING THE REQUISITE PERCENTAGE OF SHAREHOLDER SUPPORT FOR CALLING THE APPLICABLE SPECIAL MEETING.

Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

37 Non-Confidential Information – Horizon Pharma plc

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the requests to call the special shareholders meetings. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and any individuals Horizon Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

38 Non-Confidential Information – Horizon Pharma plc

Horizon Pharma plc

Acquisition of Depomed, Inc. Benefits and Considerations

September 2015

For Important Information About the Proposed Depomed Acquisition

Please visit www.horizonanddepomed.com

Non-Confidential Information – Horizon Pharma plc